EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
APRIL 6, 2005

LJ INTERNATIONAL ANNOUNCES $6 MILLION CONTRACT
WITH MAJOR U.S. JEWELRY CHAIN

HONG KONG and LOS ANGELES, April 6, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today announced that it has signed an agreement with one of the leading U.S. jewelry chains to market birthstone-based jewelry lines. The program is expected to add about $6 million in new sales in 2005 and 2006.

The program calls for the chain, unnamed in this release for competitive reasons, to launch different LJI-produced jewelry each month based on that month’s birthstone. The expected two-year sales figure is in addition to LJI’s current sales forecasts, and the program will be continued past 2006 if customer response warrants.

“Our new birthstone program demonstrates how LJI is continuing to market its products aggressively and effectively in its oldest and largest market, the U.S., while expanding into new, faster growing markets, such as China,” said LJI Chairman and CEO Yu Chuan Yih. “Through this and other initiatives, we are continuing the robust sales expansion of 2004, when our revenue from the U.S. alone rose 31% year-over-year to $56.2 million.”

LJI recently reported overall sales of $77.4 million in 2004, an increase of 33% over 2003. Net income in 2004 was $2.7 million, or $0.22 per fully diluted share, up 16% from $1.8 million, or $0.19 per share, in 2003. The Company has forecast revenue between $14.5 million and $16 million in the first quarter of 2005, ending March 31, with EPS of $0.03.

If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

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About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.

For more information on LJI, go to its Web Site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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